FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF SWOON CITY MUSIC LLC

(A DELAWARE LIMITED LIABILITY COMPANY)

DATED AS OF March 24, 2016

THE SECURITIES OF SWOON CITY MUSIC LLC (THE "SECURITIES") PROVIDED FOR IN THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (THIS "AGREEMENT") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), THE SECURITIES LAWS OF ANY STATE OR ANY OTHER APPLICABLE U.S. OR NON-U.S. SECURITIES LAWS, IN EACH CASE IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THE SECURITIES MAY BE ACQUIRED FOR INVESTMENT ONLY, AND NEITHER THE SECURITIES NOR ANY PART THEREOF MAY BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT, ANY APPLICABLE STATE SECURITIES LAWS AND ANY OTHER APPLICABLE SECURITIES LAWS. ADDITIONAL RESTRICTIONS ON THE TRANSFER OF SECURITIES ARE CONTAINED IN ARTICLE IX OF THIS AGREEMENT. BASED ON THE FOREGOING, PURCHASERS OF THE SECURITIES WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FIRST AMENDED AND RESTATED

LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

OF

SWOON CITY MUSIC LLC

This First Amended and Restated Limited Liability Company Operating Agreement of SWOON CITY MUSIC LLC, a Delaware limited liability company (the "Company"), is made, entered into and effective as of March 24, 2016 (the "Effective Date"), by and among the Company and each individual or entity who or which hereafter agrees to be bound by this Agreement as a Member and whose name is set forth on Schedule A attached hereto (as amended, modified, supplemented or restated from time to time pursuant to the terms of this Agreement).

W I T N E S S E T H:

WHEREAS, the Company was formed on January 29, 2016 pursuant to the Delaware Limited Liability Company Act (the "Delaware Law");

WHEREAS, as of the Effective Date, the Company has commenced an offering of up to ten (10) Class B Membership Units for up to an aggregate sales price of $750,000 (the "Offering");

WHEREAS, pursuant to the terms set forth herein, the Company wishes to (i) issue Class A Membership Units to the Persons listed on Schedule A attached hereto under the heading "Class A Members" and (ii) issue Class B Membership Units to the Persons listed on Schedule A attached hereto under the heading "Class B Members;" and

WHEREAS, the Members adopt this Agreement as the first amended and restated limited liability company operating agreement of the Company pursuant to the terms set forth herein (as the same may be amended, modified, supplemented or restated from time to time) and intend that this Agreement amend, restate, replace and supersede the prior operating agreement of the Company (the "Original Agreement").

NOW, THEREFORE, in consideration of the covenants and agreements hereinafter set forth, the parties agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1   Definitions. In this Agreement, the following terms shall have the meanings set forth below:

"Adjusted Capital Account Deficit" shall mean with respect to any Capital Account as of the end of any Taxable Year, the amount by which the balance in such Capital Account is less than zero. For this purpose, a Member's Capital Account balance shall be:

(a)   reduced for any items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6); and

(b)   increased for any amount such Member is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or 1.704 2(g)(1) and 1.704 2(i) (relating to minimum gain).

"Agreement" shall mean this Limited Liability Company Operating Agreement, as amended, modified, supplemented or restated from time to time pursuant to the terms of this Agreement.

"Bankrupt Member" shall have the meaning set forth in Section 10.7 hereto.

"Book Value" shall mean, with respect to any Company property, the Company's adjusted basis for federal income tax purposes, adjusted from time to time to reflect the adjustments required or permitted by Treasury Regulation Section 1.704-1(b)(2)(iv).

"Capital Accounts" shall mean the capital accounts of the Members as maintained in accordance with Section 6.3 hereof.

"Capital Contribution" shall mean the initial capital contribution, and any additional contribution by a Member to the capital of the Company in cash, property or services rendered, or a promissory note or other obligation to contribute cash or property or render services.

"Certificate" shall mean the Certificate of Formation of the Company filed with the Delaware Secretary of State on January 29, 2016, as same may be amended, modified, supplemented or restated from time to time.

"Class A Member" shall mean each individual or entity who or which agrees to be bound by this Agreement as a Member and whose name is set forth on Schedule A attached hereto (as amended, modified, supplemented or restated from time to time pursuant to the terms of this Agreement) as a Class A Member.

"Class A Member Notice of Acceptance" shall have the meaning set forth in Section 9.2(c) hereto.

"Class A Member Option Period" shall have the meaning set forth in Section 9.2(c) hereto.

"Class A Membership Unit Offer Notice" shall have the meaning set forth in Section 9.2(b) hereto.

"Class A Membership Unit Purchaser" shall have the meaning set forth in Section 9.2(a) hereto.

"Class A Membership Unit Transfer Offer" shall have the meaning set forth in Section 9.2(a) hereto.

"Class A Membership Units" shall mean Membership Units issued by the Company from time to time pursuant to this Agreement and designated as a Class A Membership Unit on Schedule A (as amended, modified, supplemented or restated from time to time pursuant to the terms of this Agreement), and, for each Class A Member, the unit interest of such Member as set forth on Schedule A (as amended, modified, supplemented or restated from time to time pursuant to the terms of this Agreement).

"Class A Non-Disposing Members" shall have the meaning set forth in Section 9.2(b) hereto.

"Class B Member" shall mean each individual or entity who or which agrees to be bound by this Agreement as a Member and whose name is set forth on Schedule A attached hereto (as amended, modified, supplemented or restated from time to time pursuant to the terms of this Agreement) as a Class B Member.

"Class B Membership Units" shall mean Membership Units issued by the Company from time to time pursuant to this Agreement and designated as a Class B Membership Unit on Schedule A (as amended, modified, supplemented or restated from time to time pursuant to the terms of this Agreement), and, for each Class B Member, the unit interest of such Member as set forth on Schedule A (as amended, modified, supplemented or restated from time to time pursuant to the terms of this Agreement).

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Company" shall have the meaning set forth in the preamble hereto.

"Company Option Period" shall have the meaning set forth in Section 9.3(c) hereto.

"Delaware Law" shall have the meaning set forth in the preamble hereto.

"Distribution" means any cash and other property distributed to a Member by the Company from Profits pursuant to Article VII hereto.

"Disposition" or "Dispose" shall mean any sale, assignment, transfer, exchange, mortgage, pledge, grant, hypothecation, encumbrance, disposition or other transfer, whether absolute or as security (including transfers by operation of law and involuntary transfers).

"Disposing Member" shall have the meaning set forth in Section 9.1 hereto.

"Effective Date" shall have the meaning set forth in the preamble hereto.

"Fiscal Year" shall mean the fiscal year of the Company, which shall be the 12-month (or shorter) period ending December 31.

"General Right of First Refusal" shall have the meaning set forth in Section 9.3 hereto.

"Management Member" shall mean Swoon City Council LLC, a Delaware limited liability company or any successor entity.

"Member" shall mean a Class A Member or a Class B Member.

"Member Option Period" shall have the meaning set forth in Section 9.3(f) hereto.

"Membership Units" shall mean, with respect to the Company, the Class A Membership Units and the Class B Membership Units and any other class of membership unit authorized by the Management Member from time to time.

"Non-Disposing Member" shall have the meaning set forth in Section 9.3(b) hereto.

"Notice of Acceptance" shall have the meaning set forth in Section 9.3(d) hereto.

"Offer Notice" shall have the meaning set forth in Section 9.3(b) hereto.

"Offering" shall have the meaning set forth in the preamble hereto.

"Original Agreement" shall have the meaning set forth in the recitals hereto.

"Person" shall mean any individual, corporation, governmental authority, limited liability company, partnership, trust, unincorporated association or other entity.

"Profits" and "Losses" shall mean the net income or loss, of the Company, as computed for federal income tax purposes; provided that:

(a)   the computation of all items of income, gain, loss, and deduction shall include those items described in Code Section 705(a)(l)(B) or Code Section 705(a)(2)(B) and Treasury Regulation Section 1.704-1(b)(2)(iv)(i), without regard to the fact that such items are not includable in gross income or are not deductible for federal income tax purposes.

(b)   if the Book Value of any Company property is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property.

(c)   items of income, gain, loss, or deduction attributable to the disposition of Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property.

(d)   items of depreciation, amortization, and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the property's Book Value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g).

(e)   to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"Purchaser" shall have the meaning set forth in Section 9.3(a) hereto.

"Regulatory Allocations" shall have the meaning set forth in Section 7.3(e) hereto.

"Transfer Offer" shall have the meaning set forth in Section 9.3(a) hereto.

"Treasury Regulations" shall mean all proposed, temporary and final regulations promulgated under the Code as from time to time in effect.

"Taxable Year" shall mean the Company's Fiscal Year unless the Management Member determines otherwise in compliance with Applicable Law.

"Taxing Jurisdiction" shall mean any federal, state, national, supranational, local, domestic or foreign government that collects tax, interest or penalties, however designated, on any Member's share of the income or gain attributable to the Company.

ARTICLE II
ORGANIZATION

Section 2.1   Formation. One or more individuals acted as an organizer or organizers to form a limited liability company by preparing, executing and filing the Certificate with the Delaware Secretary of State on January 29, 2016 pursuant to the Delaware Law.

Section 2.2   Name. The name of the Company is Swoon City Music LLC.

Section 2.3   Registered Office and Agent; Principal Place of Business.

(a)   the registered agent for the service of process and the registered office of the Company in the State of Delaware shall be as determined by the Management Member from time to time. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Management Member shall promptly designate a replacement registered agent or file a notice of change of address, as the case may be.

(b)   the initial principal place of business of the Company shall be a location inside or outside of the State of Delaware as determined by the Management Member from time to time. The Company may establish any other principal or secondary places of business as the Management Member may from time to time deem advisable.

Section 2.4   Term. The Company will continue in full force and effect until terminated in accordance with the provisions of this Agreement.

Section 2.5   Purpose. The purpose of the Company is to engage in any lawful act or activities for which limited liability companies may be formed under the Delaware Law.

Section 2.6   Members. The Members are those Members identified on Schedule A attached hereto, and each of those individuals or entities who or which are hereafter admitted as Members in accordance with this Agreement and whose name is hereafter set forth on Schedule A attached hereto (as amended, modified, supplemented or restricted from time to time pursuant to the terms of this Agreement). For the avoidance of doubt, the removal of a Person's name from Schedule A attached hereto shall, provided such removal is effected pursuant to the terms of this Agreement, be conclusive evidence that such Person is no longer a Member. Each Member shall be entitled to the number of Membership Units as set forth on Schedule A (as amended, modified, supplemented or restated from time to time pursuant to the terms of this Agreement).

Section 2.7   Subsequent Offerings. In the event the Company seeks to raise additional capital for the Company through a subsequent planned private placement of its securities, those Class B Members who subscribed for Class B Membership Units in the Offering shall have a right to participate in such a financing, pro rata based upon the quotient of X/Y, X being the number of then-outstanding and vested Class B Membership Units held by such Class B Member, and Y being the aggregate number of then-outstanding and vested Class B Membership Units. For the avoidance of doubt, however, this Section 2.7 shall not apply to any offering, issuance or transfer of Class A Membership Interests or any issuance of any Membership Unit or any right convertible into a Membership Unit made to any employee, independent contractor or consultant of the Company, provided that such Class B Member's pro rata ownership in the Company is not diluted in connection with such issuance.

ARTICLE III
MEMBERS

Section 3.1   Names and Addresses. The names and addresses of the Members are set forth on Schedule B (as amended, modified, supplemented or restated from time to time pursuant to the terms of this Agreement), which will be maintained and available at the principal office of the Company.

Section 3.2   Additional Members. A Person may be admitted as a Member of the Company following the date of this Agreement only upon the written consent of the Management Member or, in connection with transfers of existing Membership Units, pursuant to Article IX. In connection with transfers of existing Membership Units pursuant to Article IX, such Person shall comply with the obligations with respect to admittance as a Member of the Company set forth therein. With respect to any admittance as a Member of the Company other than pursuant to Article IX, each Person so admitted as a Member of the Company, shall, as a condition to its admission as a Member:

(a)   execute, acknowledge and deliver such instruments and documents as the Management Member deems necessary or advisable to effectuate the admission of such Person as a Member and to confirm the agreement of such Person to adopt and be bound by all the terms and provisions of this Agreement and any other collateral instruments and documents with respect to the Membership Units acquired; and

(b)   if required by the Management Member, deliver an opinion of counsel satisfactory to the Management Member that such transfer is exempt from the registration or qualification requirements of, and is otherwise in compliance with, all applicable federal and state securities laws, and will not cause adverse tax consequences to the Company.

Section 3.3   Books and Records. The Company shall keep proper books and records of account and minutes of all meetings of the Members. The books and records of account shall be maintained on the accrual basis. The Management Member shall provide to the Members a balance sheet and statement of income pursuant to Section 4.6 below.

Section 3.4   Inspection. Each Member may at any time inspect the Certificate, this Agreement, the minutes of any meeting of the Members, and the books and records and any tax returns of the Company for the immediately preceding three (3) Fiscal Years, at the Company's principal place of business; provided in all cases that such Member gives the Company at least ten (10) days prior written notice and that such inspection occurs during normal business hours and in a manner so as to not interfere with the normal business operations of the Company. However, in order to protect the privacy of the Class B Members or for such other reasons as the Management Member may deem appropriate in its sole discretion, the Management Member may redact the names and addresses of the Class B Members from the list of Members referred to in Section 3.1 before permitting access to it by any Class B Member or its, his or her representatives.

Section 3.5   Limitation of Liability. Each Member's liability shall be limited as set forth in this Agreement and to the maximum extent permitted by (x) the Delaware Law or (y) any other applicable law. A Member shall not be personally liable for any indebtedness, liability or obligation of the Company, except as consented to by such Member or otherwise specifically set forth in this Agreement, the Delaware Law or any other applicable law.

Section 3.6   Priority and Return of Capital. No Member:

(a)   may withdraw any amount of such Member's Capital Contribution without the prior written consent of the Management Member; or

(b)   subject to Article VII below, shall have priority over any other Member, whether for the return of a Capital Contribution or for Profits, Losses or a Distribution; provided, however, that this Section 3.6(b) shall not apply to the loans made by a Member to the Company or other indebtedness (as distinguished from a Capital Contribution) owed to a Member by the Company.

Section 3.7   Liability of a Member to the Company. A Member who or which rightfully receives the return of any portion of a Capital Contribution is liable to the Company only to the extent now or hereafter provided by the Delaware Law. A Member who or which receives a Distribution or portion thereof made by the Company in violation of this Agreement or made when the Company's liabilities exceed its assets (after giving effect to such distribution) shall be liable to the Company for the amount of such Distribution or portion thereof.

Section 3.8   Financial Adjustments. No Member admitted after the date of this Agreement shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Management Member may, in its sole discretion, at the time a new Member is admitted, close the books and records of the Company (as though the Fiscal Year had ended) or make pro rata allocations of loss, income and expense deductions to such Member for that portion of the Fiscal Year in which such member was admitted, in accordance with the Code.

Section 3.9   Loans, Guarantees, etc. by Members. Any of the Members may from time to time make loans to the Company, guarantee or provide security for loans of the Company upon such terms and conditions as shall be determined and approved by the Management Member.

Section 3.10   Voting. Other than as otherwise expressly provided for in this Agreement, all references in this Agreement to a percentage of any class of Membership Units required for any vote or quorum shall be deemed to refer to the percentage of all outstanding Membership Units of such class required for such vote or quorum.

Section 3.11   Class A Membership Units. The number of Class A Membership Units issued, the holder(s) thereof and/or other terms shall be as set forth on Schedule A hereto (as amended, modified, supplemented or restated from time to time pursuant to the terms of this Agreement). Holders of Class A Membership Units shall be entitled to vote in accordance with the provisions of this Agreement with respect to all Class A Membership Units held by them. All Class A Membership Units are entitled to participate in the allocations of Profits and Losses and in Distributions as set forth in Article VII hereof.

Section 3.12   Class B Membership Units. The number of Class B Membership Units issued, the holder(s) thereof and/or other terms shall be as set forth on Schedule A hereto (as amended, modified, supplemented or restated from time to time pursuant to the terms of this Agreement). Holders of Class B Membership Units shall be entitled to vote only in accordance with the provisions of this Agreement with respect to all Class B Membership Units held by them. All Class B Membership Units are entitled to participate in the allocations of Profits and Losses and in Distributions as set forth in Article VII hereof.

ARTICLE IV
MANAGEMENT

Section 4.1   Members. Each Member agrees and promises to use its voting and other rights as a Member of the Company so as to implement the provisions of this Agreement. Without limiting the generality of the foregoing, when any action or decision is stated by Delaware Law to be within the exclusive right of the Members and any provision of this Agreement requires that such action or decision be taken or made, or specifies that some other Person(s) shall take such action or make such decision, each Member shall vote in favor of the action or decision required by such provision or by such other Person(s). Unless expressly authorized to do so by this Agreement or by the Management Member in accordance with this Agreement, no Member shall have any right (other than in any capacity as an officer of the Company or through the Managers appointed by it) to participate in the management or affairs of the Company or any power or authority to bind the Company in any way, to pledge any of the credit of the Company or to render the Company liable for any purpose.

Section 4.2   Management Member. The business and affairs of the Company shall, except as otherwise provided for in this Agreement, including, without limitation, this Section 4.2 and Section 4.3, be managed by and under the supervision of the Management Member. The Management Member shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incidental to the management of the Company's business or affairs.

Section 4.3   Officers of the Company. The Management Member may appoint officers of the Company as it determines desirable. Such officers need not be Members or the Management Member, shall have those rights, powers and duties of the Management Member as are delegated to them by Management Member from time to time, and shall serve as officers of the Company at the pleasure of the Management Member. In addition, except to the extent prohibited by non-waivable provisions of Delaware Law or any other applicable law, a Person may hold more than one office with the Company.

Section 4.4   Liability of Managers, Members and Officers. No Manager, Member, officer or employee of the Company shall be liable as such for the obligations or liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on any Manager, Member, officer or employee of the Company for the obligations or liabilities of the Company. No Manager, officer or employee of the Company shall be liable to the Company or to the Members for any breach of duty (fiduciary or otherwise) as such (even if any such Manager is acting in the best interests of the Member that appointed such Manager to Management Member). Notwithstanding anything in this Section 4.4 to the contrary, no provision in this Agreement shall eliminate or limit the liability of any Manager if a judgment or other final adjudication adverse to him or her establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

Section 4.5   Banking. All monies received by the Company shall be deposited in the name of the Company in such bank account(s) as may be selected by the Management Member. Checks drawn on any Company checking account and withdrawals from any other Company account must be signed by an officer of the Company designated by the Management Member for such purposes.

Section 4.6   Financial Reporting. The Company shall deliver to each holder of a Membership Unit, as soon as available but in any event within ninety (90) days after the end of each fiscal year, balance sheet and statement of income of the Company for such fiscal year.

ARTICLE V
MEETINGS OF MEMBERS

Section 5.1   Annual Meeting. The annual meeting of the Members shall be held on such date as shall be determined by the Management Member for the purpose of the transaction of any business as may come before such meeting.

Section 5.2   Special Meetings. Special meetings of the Members for any purpose may be called by the Management Member or any Member holding not less than ten (10%) percent of the Membership Units outstanding.

Section 5.3   Place of Meetings. Meetings of the Members may be held at any place, within or outside the State of Delaware, designated in any notice of such meeting. If no such designation is made, the place of any such meeting shall be the principal place of business of the Company.

Section 5.4   Notice of Meeting. Written notice stating the place, day and hour of the meeting and indicating that it is being issued by or at the direction of the person or persons calling the meeting, stating the purpose or purposes for which the meeting is called, shall be delivered no fewer than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 5.5   Record Date. For the purpose of determining the Members entitled to notice of or to vote at any meeting of Members or at any adjournment thereof, or Members entitled to receive payment of any Distribution, or to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring the Distribution is adopted, as the case may be, shall be the record date for making such a determination. When a determination of Members entitled to vote at any meeting of Members has been made pursuant to this Section 5.5, the determination shall apply to any adjournment of the meeting.

Section 5.6   Quorum. Members holding greater than fifty (50%) percent of the Membership Units (regardless of class thereof), represented in person (or by telephone or video conference or similar means) or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any meeting of Members, all of the Membership Units so represented at the meeting may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at such meeting. At an adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally scheduled. The Members present at a meeting may continue to transact business until adjournment, notwithstanding the withdrawal during the meeting of the holders of Membership Units whose absence results in less than a quorum being present.

Section 5.7   Manner of Acting. If a quorum is present at any meeting, action may be taken by the Members upon the affirmative vote of the Members holding greater than fifty percent (50%) of the outstanding Membership Units, unless the vote of a specific class of Membership Units or a greater proportion or number of Membership Units is otherwise required by the Delaware Law or this Agreement.

Section 5.8   Proxies.

(a)   A Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact.

(b)   Every proxy must be signed by the Member or his or her attorney-in-fact. No proxy shall be effective if presented at a meeting to be held more than eleven (11) months from the date of execution of the proxy, unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Member executing it, except as otherwise provided in this Section.

Section 5.9   Action by Members Without a Meeting.

(a)   Whenever the Members of the Company are required or permitted to take any action by vote, such action may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken shall be signed by the Members who hold not less than the percentage of Membership Units that would be necessary to authorize or take such actions at a meeting at which all of the Members entitled to vote thereat were present and voted, and shall be delivered to the Company or its designated agent.

(b)   Every written consent shall bear the date of signature of each Member who signs the consent, and no written consent shall be effective to take the action referred to therein unless, within sixty (60) days of the earliest dated consent delivered, written consents signed by a sufficient number of Members to take the action are delivered to the office of the Company or its designated agent.

(c)   Prompt notice of the taking of the action without a meeting by less than unanimous written consent shall be given to each Member who has not consented in writing but who would have been entitled to vote thereon had such action been taken at a meeting.

Section 5.10   Waiver of Notice. Notice of a meeting need not be given to any Member who submits a signed waiver of notice, in person, electronically or by proxy, whether before or after the meeting. The attendance of any Member at a meeting, in person (or by telephone or video conference or similar means) or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him or her.

ARTICLE VI
CAPITAL CONTRIBUTIONS

Section 6.1   Capital Contributions. The Members have contributed to the capital of the Company the amounts or property set forth opposite their respective names on Schedule A attached hereto (as amended, modified, supplemented or restated from time to time pursuant to the terms of this Agreement).

Section 6.2   Additional Contributions. No Member shall be required to make any addition to such Member's Capital Contribution.

Section 6.3   Capital Accounts.

(a)   The Company shall maintain a separate Capital Account for each Member according to the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Without limiting the foregoing, each Member's Capital Account shall initially equal the amount of such Member's initial Capital Contributions and thereafter be adjusted:

(i)   by adding any additional Capital Contributions made by such Member;

(ii)   by adding any Profits allocated to such Member and subtracting any

Losses allocated to such Member;

(iii) by deducting any Distributions paid to such Member by the Company;

(iv) as otherwise required by Treasury Regulation Section 1.704-1(b)(2)(iv).

(b) No interest shall accrue or be paid by the Company on any Capital Contribution or Capital Account. A Member shall not be entitled to demand the return of, or to withdraw, any part of its Capital Contribution or any balance in its Capital Account, or to receive any distribution, except as expressly provided in this Agreement. No Member shall be liable for the return of the Capital Contributions of any other Member, and no Member shall have any obligation to restore the amount of any deficit in its Capital Account to the Company.

Section 6.4   Transfers. Upon a permitted sale or other transfer of Membership Units in the Company, the Capital Account of the Member transferring Membership Units shall become the Capital Account of the Person to which or whom such Membership Units are sold or transferred in accordance with Section 1.704-1(b)(2)(iv) of the Treasury Regulations.

Section 6.5   Modifications. The manner in which Capital Accounts are to be maintained pursuant to this Section is intended to comply with the requirements of Section 704(b) of the Code. If in the opinion of the Management Member the manner in which Capital Accounts are to be maintained pursuant to this Agreement should be modified to comply with Section 704(b) of the Code, then the manner in which Capital Accounts are maintained shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Members.

ARTICLE VII
ALLOCATIONS AND DISTRIBUTIONS

Section 7.1   Distributions. The Management Member will make Distributions to the Members at such times as shall be determined by the Management Member, in all cases after the payment of all operating expenses of the Company and the establishment of any appropriate reserves as determined by the Management Member.

(a) General. All Distributions shall be allocated and made in the following order of priority:

(i) First, in payment of all reasonable debt carry charges and repayment due to any Member's loans to the Company;

(ii) Second, to the Class B Members, with each Class B Member receiving an amount based upon the quotient of X/Y, X being the aggregate number of then-outstanding and vested Class B Membership Units held by such Class B Member, and Y being the aggregate number of then-outstanding and vested Class B Membership Units, until such time as each Class B Member shall have received payment of an amount equal to one hundred percent (100%) of such Class B Member's aggregate initial Capital Contributions to the Company.

(iii)   Third, to the Members, with each Member receiving an amount based upon the quotient of X/Y, X being the number of then-outstanding and vested Membership Units held by such Member, and Y being the aggregate number of then-outstanding and vested Membership Units.

(b)   Withholding. If the Company is required to withhold or make any tax payment on behalf of or with respect to a Member, in its capacity as a Member (including Federal, state, foreign or local income tax, withholding taxes, personal property taxes, and unincorporated business taxes), such tax payment or withholding shall be treated as a distribution to the Member for whom such withholding is made and shall proportionately reduce the amount of current and future distributions to be paid directly to such Member in accordance with this Agreement.

Section 7.2   Allocations of Profits and Losses. Except as otherwise provided in Section 7.3, Profits and Losses for any Taxable Year shall be allocated among the Members in such a manner that, as of the end of such Fiscal Year, the sum of (i) the Capital Account of each Member, (ii) such Member's share of Minimum Gain (as determined according to Treasury Regulation Section 1.704-2(g)), and (iii) such Member's partner non-recourse debt minimum gain (as defined in Treasury Regulation Section 1.704-2(i)(2)) shall be equal to the respective net amounts, positive or negative, which would be distributed to them, determined as if the Company were to (i) liquidate the assets of the Company for an amount equal to their Book Value, and (ii) distribute the proceeds of liquidation pursuant to Section 10.2.

Section 7.3   Special Allocations.

(a)   Losses attributable to partner non-recourse debt (as defined in Treasury Regulation Section 1.704-2(b)(4)) shall be allocated in the manner required by Treasury Regulation Section 1.704-2(i). If there is a net decrease during a Taxable Year in partner non-recourse debt minimum gain (as defined in Treasury Regulation Section 1.704-2(i)(3)), Profits for such Taxable Year (and, if necessary, for subsequent Taxable Years) shall be allocated to the Members in the amounts and of such character as determined according to, and subject to the exceptions contained in, Treasury Regulation Section 1.704-2(i)(4).

(b)   If there is a net decrease in Minimum Gain during any Taxable Year, each Member shall be allocated Profits for such Taxable Year (and, if necessary, for subsequent Fiscal Years) in the amounts and of such character as determined according to, and subject to the exceptions contained in, Treasury Regulation Section 1.704-2(f). This Section 7.3(b) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulation Section 1.704-2(f), and shall be interpreted in a manner consistent therewith.

(c)   If any Member that unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, computed after the application of Sections 7.3(a) and 7.3(b) but before the application of any other provision of this Article VII, then Profits for such Taxable Year shall be allocated to such Member in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This <u>Section 7.3(c)</u> is intended to be a qualified income offset provision as described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith.

(d)   Non-recourse deductions (as defined in Treasury Regulation Section 1.704-2(b)) shall be allocated among the Members pro rata according to their ownership of Membership Units.

(e)   The allocations set forth in <u>Sections 7.3(a)-(d)</u> (the "<u>Regulatory Allocations</u>") are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Members intend to allocate Profits and Losses of the Company. Accordingly, notwithstanding the other provisions of this <u>Article VII</u>, but subject to the Regulatory Allocations, income, gain, deduction, and loss shall be allocated among the Members so as to eliminate the effect of the Regulatory Allocations and thereby cause the respective Capital Accounts of the Members to be in the amounts (or as close thereto as possible) they would have been if Profits and Losses (and such other items of income, gain, deduction, and loss) had been allocated without reference to the Regulatory Allocations. In general, the Members anticipate that this will be accomplished by specially allocating other Profits and Losses (and such other items of income, gain, deduction, and loss) among the Members so that the net amount of the Regulatory Allocations and such special allocations to each such Member is zero.

Section 7.4   <u>Tax Allocations</u>.

(a)   The income, gains, losses, deductions, and credits of the Company will be allocated for federal, state, and local income tax purposes among the Members in accordance with the allocation of such income, gains, losses, deductions, and credits among the Members for computing their Capital Accounts; except that, if any such allocation is not permitted by the Code or other Applicable Law, then the Company's subsequent income, gains, losses, deductions, and credits will be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b)   Items of Company taxable income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c)   If the Book Value of any Company asset is adjusted pursuant to the requirements of Treasury Regulation Section 1.704-1(b)(2)(iv)(e) or (f) subsequent allocations of items of taxable income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)   Allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Management Member taking into account the principles of Treasury Regulation Section 1.704-1(b)(4)(ii).

(e)   Allocations pursuant to this Section 7.4 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, Distributions, or other Company items pursuant to any provision of this Agreement.

7.5.   Offset. The Company may offset all amounts owing to the Company by a Member against any Distribution to be made to such Member.

7.6.   Limitation Upon Distributions. No distribution shall be declared and paid unless, after such distribution is made, the assets of the Company are in excess of all liabilities of the Company.

7.7.   Interest on and Return of Capital Contributions. No Member shall be entitled to interest on the Member's Capital Contribution or to a return of the Member's Capital Contribution, except as specifically set forth in this Agreement.

7.8.   Accounting Period. The accounting period of the Company shall be the Fiscal Year.

ARTICLE VIII
TAXES

Section 8.1   Tax Returns. The Management Member shall cause to be prepared and filed all necessary federal and state income tax returns for the Company. Each Member shall furnish to the Management Member all pertinent information in the Member's possession relating to Company operations necessary to enable the Company's income tax returns to be prepared and filed.

Section 8.2   Tax Elections. The Company shall make the following elections on the appropriate tax returns:

(a)   to adopt the calendar year as its Fiscal Year;

(b)   to adopt the accrual method of accounting;

(c)   to make any other election that the Management Member may deem appropriate and in the best interests of the Members.

Neither the Company nor any Member may make an election for the Company to be excluded from the application of Subchapter K of Chapter 1 of Subtitle A of the Code or any similar provision of applicable state law, and no provisions of this Agreement shall be interpreted to authorize any such election.

Section 8.3   Tax Matters Partner. The Management Member shall serve as the "Tax Matters Partner" of the Company under Code Section 623l(a)(7) for all purposes of the Code and for the corresponding provisions of any state or local statute. The Tax Matters Partner is specifically directed and authorized to take whatever steps it, in its sole and absolute discretion, deems necessary or desirable to perfect such designation, including, without limitation, filing any forms or documents with the Internal Revenue Service and taking such other action as may from time to time be required under Treasury Regulations. The Tax Matters Partner is hereby authorized to and shall perform all duties of a "Tax Matters Partner" under Code and shall serve as Tax Matters Partner until its resignation or until the designation of its successor, whichever occurs sooner. Notwithstanding the above, all actions of the Tax Matters Partner in its capacity as such, require the approval of the Management Member. The Tax Matters Partner shall be reimbursed by the Company for all reasonable expenses actually incurred by it in connection with its performance of its duties as such, and the Company shall indemnify and hold harmless the Tax Matters Partner to the maximum extent permissible under the Act, from and against any and all Claims incurred by the Tax Matters Partner in connection with its performance of its duties as such, except insofar as the same may have been incurred by reason of its gross negligence or willful misconduct.

ARTICLE IX
TRANSFERABILITY

Section 9.1   Restrictions on Disposition. Except for a Disposition of Membership Units that is permitted pursuant to Sections 9.2, 9.3, and/or 9.4, a Member (including further transferees, a "Disposing Member") may only Dispose of all or a portion of its Membership Units:

(a)   in the case of a Member that is not a natural Person, to a wholly-owned subsidiary of such Disposing Member, provided that in each such case the ultimate parent entity of such Disposing Member guarantees all of the Disposing Member's obligations under this Agreement;

(b)   in the case of a Member that is a natural Person, to such Disposing Member's spouse, descendant, mother or father, brother or sister, trusts (or other entity formed for family planning purposes) for one or more of these individuals;

(c)   in the case of a Member that is a natural Person, upon such Disposing Member's death, by will or intestacy to the estate or successor in interest of such Member; or

(d)   in the case of a Member that is a natural Person, to an entity wholly-owned by such individual, so long as such Disposing Member retains voting control with respect to such Membership Units

(in each case, such transferee, a "Permitted Transferee"). Such Permitted Transferees shall be bound by this Article IX and shall not be able to transfer their Membership Units to any Person to whom the original transferor could not have transferred such Membership Units.

Section 9.2   Class A Member Right of First Refusal.

(a)   In the event that a Disposing Member receives and desires to accept a verifiable bona fide arm's-length offer (a "Class A Membership Unit Transfer Offer") from a party (the "Class A Membership Unit Purchaser") to purchase all or any portion of the Class A Membership Units owned by the Disposing Member, then such Disposing Member shall comply with the provisions set forth below in this Section 9.2 prior to Disposing of any such Membership Units.

(b)   Prior to making a Disposition in accordance with this Section 9.2, the Disposing Member shall provide written notice (a "Class A Membership Unit Offer Notice") thereof to the each other Class A Member (the "Class A Non-Disposing Members"), which Class A Membership Unit Offer Notice shall specify the Class A Membership Units that the Disposing Member desires to Dispose of, the identification and business address of the Class A Membership Unit Purchaser, and the price and other terms and conditions of such Class A Membership Unit Transfer Offer, and the Disposing Member shall include with such Class A Membership Unit Offer Notice a copy of the Class A Membership Unit Transfer Offer.

(c)   Each of the Class A Non-Disposing Members shall have the right, at any time within the fifteen- (15-) day period immediately following the delivery of the Class A Membership Unit Offer Notice (the "Class A Member Option Period"), to purchase all or part of the available Class A Membership Units at the price and on the terms and conditions set forth in the Class A Membership Unit Offer Notice by delivering to the Disposing Member, the Company and the other Class A Non-Disposing Members a notice of such election (a "Class A Member Notice of Acceptance") within such Class A Member Option Period. Such Class A Notice of Acceptance shall specify the number of Class A Membership Units for which such Class A Non-Disposing Member has exercised its rights under this Section 9.2. Where the Class A Non-Disposing Members wish to purchase in the aggregate an amount of Class A Membership Units in excess of the amount of Class A Membership Units available for purchase, as set forth in the Class A Membership Unit Offer Notice, then such Class A Non-Disposing Members shall only have the right to purchase their Pro-Rata Share (as defined below in Section 9.2(f)) of the available Class A Membership Units and their Class A Member Notice of Acceptance shall be deemed to be updated accordingly.

(d)   The closing of any such purchase by any Class A Non-Disposing Members pursuant to this Section 9.2 shall occur at the offices of the Company within the fifteen- (15-) day period immediately following the expiration of the Class A Member Option Period, at a date and time specified by the applicable Class A Non-Disposing Members (or such other place, date and time mutually agreed upon by the applicable Class A Non-Disposing Members and the Disposing Member). At the closing of any such purchase by the applicable Class A Non-Disposing Members, the Disposing Member shall deliver to the applicable Class A Non-Disposing Members such agreements, documents, certificates or instruments necessary and appropriate to duly convey, transfer and assign the Membership Units being purchased in valid form, free and clear of any and all claims, liens or other encumbrances, as may reasonably be requested by the applicable Class A Non-Disposing Members.

(e)   If the applicable Class A Non-Disposing Members fail to exercise the rights set forth in this Section 9.2 in a timely manner as to all or any portion of the Class A Membership Units upon the terms set forth in the Class A Membership Unit Offer Notice, or if they fail to close the purchases thereof within the period specified in Section 9.2(d) hereof (unless the failure to so close is attributable to the Disposing Member) then such Class A Membership Units shall then be subject to the General Right of First Refusal set forth below in Section 9.3; provided that, if such Class A Membership Units are not transferred pursuant to the terms of the General Right of First Refusal, within the applicable period provided for by the General Right of First Refusal, such Class A Membership Units shall again be subject to this Section 9.2 and shall require full compliance by the Disposing Member with the procedure described herein.

(f)	For purposes of this Section 9.2 only, the term "Pro Rata Share" shall mean, as to each Class A Non-Disposing Member, the percentage which expresses the ratio between (A) the Class A Membership Units owned at such time by such Class A Non-Disposing Member and (B) the aggregate Class A Membership Units owned at such time by all Class A Non-Disposing Members.

(g)	Any party to whom a Membership Unit is transferred to pursuant to this Section 9.2 shall also be a Permitted Transferee.

Section 9.3	General Right of First Refusal. The right of first refusal set forth in this Section 9.3 (the "General Right of First Refusal") shall apply to all Class B Membership Units and to Class A Membership Units to the extent provided for by Section 9.2.

(a)	In the event that a Disposing Member receives and desires to accept a verifiable bona fide arm's-length offer (a "Transfer Offer") from a party (the "Purchaser") to purchase all or any portion of the Membership Units owned by the Disposing Member, then such Disposing Member shall comply with the provisions set forth below in this Section 9.3 prior to Disposing of any such Membership Units.

(b)	Prior to making a Disposition in accordance with this Section 9.3, the Disposing Member shall provide written notice (an "Offer Notice") thereof to the Company and each other Member (a "Non-Disposing Member"), which Offer Notice shall specify the Membership Units that the Disposing Member desires to Dispose of, the identification and business address of the Purchaser, and the price and other terms and conditions of such Transfer Offer, and the Disposing Member shall include with such Offer Notice a copy of the Transfer Offer.

(c)	At any time within the fifteen- (15-) day period immediately following the receipt of the Offer Notice (the "Company Option Period"), the Company may elect to purchase all or any portion of the Membership Units on the price, terms and conditions set forth in the Offer Notice.

(d)	The Company's election to so purchase such Membership Units shall be made, if at all, by delivering to the Disposing Member and each Non-Disposing Member a notice of such election (a "Notice of Acceptance") within the Company Option Period.

(e)	The determination of whether the Company shall exercise its right to purchase any or all of the Membership Units proposed to be sold by the Disposing Member pursuant to this Section 9.3 shall be made by the Management Member.

(f)	Should the Company fail to exercise its rights under Section 9.3(d) and (e) hereof, or exercise its rights for less than all of the available Membership Units, then each of the Non-Disposing Members shall have the right, at any time within the 15-day period immediately following the earlier of (A) written notice by the Company delivered to the Disposing Member and each Non-Disposing Member that the Company does not intend to exercise its rights for all or part of the available Membership Units, or (B) the lapse of such Company Option Period (the "Member Option Period"), to purchase all or part of the available Membership Units (for which the Company has not elected to purchase pursuant to Section 9.3(d) and (e)) at the price and on the terms and conditions set forth in the Offer Notice by delivering to the Disposing Member, the Company and the other Non-Disposing Members a Notice of Acceptance within such Member Option Period. Such Notice of Acceptance shall specify the number of Membership Units for which such Non-Disposing Member has exercised its rights under this Section 9.3(f). Where the Non-Disposing Members wish to purchase in the aggregate an amount of Membership Units in excess of the amount of Membership Units available for purchase, as set forth in the Offer Notice, then such Non-Disposing Members shall only have the right to purchase their Pro-Rata Share (as defined below in Section 9.3(i)) of the available Membership Units and their Notice of Acceptance shall be updated accordingly.

(g)   The closing of any such purchase by the Company and/or any Non-Disposing Members pursuant to this Section 9.3 shall occur at the offices of the Company within the fifteen- (15-) day period immediately following the earlier to occur of the expiration of (A) the Company Option Period, but only if all the Membership Units being Disposed of are purchased by the Company and (B) the Member Option Period, at a date and time specified by the Company and/or the applicable Non-Disposing Members (or such other place, date and time mutually agreed upon by the Company and/or the applicable Non-Disposing Members and the Disposing Member). At the closing of any such purchase by the Company and/or the applicable Non-Disposing Members, the Disposing Member shall deliver to the Company and/or the applicable Non-Disposing Members such agreements, documents, certificates or instruments necessary and appropriate to duly convey, transfer and assign the Membership Units being purchased in valid form, free and clear of any and all claims, liens or other encumbrances, as may reasonably be requested by the Company and/or the applicable Non-Disposing Members.

(h)   If the Company and the applicable Non-Disposing Members fail to exercise the rights set forth in this Section 9.3 in a timely manner as to all or any portion of the Membership Units upon the terms set forth in the Offer Notice, or if they fail to close the purchases thereof within the period specified in Section 9.3(g) hereof (unless the failure to so close is attributable to the Disposing Member) then, subject to the approval of the Management Member, which approval may be withheld at such parties sole discretion, the Disposing Member may, not later than ninety (90) days following delivery of the Offer Notice, Dispose of all or any of the Membership Units that were not purchased by the Company or the Non-Disposing Members pursuant to this Section 9.3 on the price, terms and conditions described in such Offer Notice; provided that any such transferee complies with the provisions of this Agreement applicable to new transferee Members, including, without limitation, Section 9.5. Any proposed Disposition on terms and conditions materially different from those described in the Offer Notice, as well as any proposed Disposition by the Disposing Member after the expiration of such ninety- (90-) day period, shall again be subject to this Section 9.3 (or Section 9.2 in the case of any Class A Membership Units) and shall require full compliance by the Disposing Member with the procedure described herein.

(i)   For purposes of this Section 9.3 only, the term "Pro Rata Share" shall mean, as to each Non-Disposing Member, the percentage which expresses the ratio between (A) the Membership Units owned at such time by such Non-Disposing Member and (B) the aggregate Membership Units owned at such time by all Non-Disposing Members.

(j)   Any party to whom a Membership Unit is transferred to pursuant to this Section 9.3 shall also be a Permitted Transferee.

Section 9.4   Sale of all Membership Units. If, by (X) the approval of the Members holding greater than fifty percent (50%) of the outstanding Class A Membership Units, and (Y) the approval of the Management Member, a determination is made to sell, in any one transaction or a series of related transactions, all the Membership Units to an unrelated third party purchaser in a bona fide arm's length transaction, then all of the Members shall be obligated to participate in such sale upon the same terms applicable to all Membership Units. The parties hereto acknowledge and agree that in connection with such a transaction the Members may be obligated to (and shall so agree to) execute any and all documents containing such terms and conditions as are reasonably necessary to effect the transaction, including providing customary representations and warranties, as well as a customary indemnity of such third-party purchaser against undisclosed liabilities or breaches of representations or warranties; provided, however, that (i) the respective liabilities of any Member with respect to such indemnities shall be in strict proportion of such individual Member's respective Membership Units to the total Membership Units being sold, (ii) the indemnities shall be effective for not more than two (2) years and (iii) the maximum liability under any indemnity shall not exceed the aggregate consideration to be received by the party giving it, but the parties agree to use their best efforts to obtain a lower maximum if possible.

Section 9.5   Additional Requirements.   No transferee (including a Permitted Transferee), shall be admitted as a substituted Member unless such Person:

(a)   elects to become a substituted Member by delivering a written notice of such election to the Company and a written notice from its transferor consenting to its substitution, both of which shall be in form and substance satisfactory to the Management Member.

(b)   executes, acknowledges and delivers such instruments and documents as the Management Member deem necessary or advisable to effectuate the admission of such Person as a substituted Member and to confirm the agreement of such Person to be bound by all the terms and provisions of this Agreement and any other collateral instruments and documents with respect to the Membership Units acquired;

(c)   if required by the Management Member, delivers an opinion of counsel satisfactory to the Management Member (at its sole and absolute discretion) that such transfer is exempt from the registration or qualification requirements of, and is otherwise in compliance with, all applicable federal and state securities laws, and will not cause adverse tax consequences to the Company.

Section 9.6   Absolute Restrictions on Transfer.   Notwithstanding anything to the contrary in this Agreement, no Member may transfer a Membership Unit if such transfer would:

(a)   have any adverse impact on the Members' or the Company's compliance with federal or state securities laws;

(b)   result in the Company being classified other than as a partnership for federal income tax purposes;

(c)   result in a breach of any agreement that binds the Company or the Members; or

(d)   be to a minor or other Person lacking the capacity to contract.

ARTICLE X
DISSOLUTION

Section 10.1   Dissolution. [The Company shall be dissolved and its affairs shall be wound up upon (X) the approval of the Members holding greater than fifty percent (50%) of the outstanding Class A Membership Units, and (Y) the Management Member.

Section 10.2   Winding Up. Except as otherwise specifically set forth in this Agreement, upon the dissolution of the Company, the Management Member may, without affecting the liability of Members, in the name of and on behalf of the Company, prosecute and defend suits, whether civil, criminal or administrative in nature, sell and close the Company's business, dispose of and convey the personal property of the Company, discharge the Company's liabilities and distribute to the Members any remaining assets of the Company. Upon winding up of the Company, the assets shall be distributed, without regard for the date of such Distribution, in the following order:

(a)   to creditors, including any Member who is a creditor, to the extent permitted by law, in satisfaction of liabilities of the Company, whether by payment or by establishment of adequate reserves, other than liabilities for distributions to Members under the Delaware Law; then

(b)   to the Members in accordance with Section 7.3.

Section 10.3   Certificate of Dissolution.   Within ninety (90) days following the dissolution and the commencement of winding up of the Company, or at any other time that there no longer are any Members, a certificate of dissolution shall be filed with the Delaware Secretary of State pursuant to the Delaware Law.

Section 10.4   Deficit Capital Account. Upon a liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if any Member has a Deficit Capital Account (after giving effect to all contributions, distributions, allocations and other adjustments for all Fiscal Years, including the Fiscal Year in which such liquidation occurs), the Member shall have no obligation to make any Capital Contribution, and the negative balance of any Capital Account shall not be considered a debt owed by the Member to the Company or to any other Person for any purpose.

Section 10.5   Non-recourse to Other Members. Except as provided by the Delaware Law or as expressly provided in this Agreement, upon dissolution each Member shall receive a return of the Member's Capital Contribution solely from the assets of the Company. If the assets of the Company remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return any Capital Contribution of any Member, such Member shall have no recourse against any other Member.

Section 10.6   Termination. Upon completion of the dissolution, winding up, liquidation, and distribution of the assets of the Company, the Company shall be deemed terminated.

Section 10.7   Bankruptcy. If any Member shall file a petition in bankruptcy, make an assignment for the benefit of creditors, commence a proceeding for the appointment of a receiver, trustee, liquidator, or conservator of himself or of the whole or any substantial part of his property, file a petition or answer or consent to similar relief under the Federal bankruptcy laws or any other applicable law or statute of the United States or any state ("Bankrupt Member"), then and in such event, and at any time thereafter, such Bankrupt Member shall be deemed to be incapacitated and the provisions of Section 9.2 shall control.

ARTICLE XI
REPRESENTATIONS AND WARRANTIES OF CLASS B MEMBERS

Each Class B Member represents and warrants to the Company and the Management Member as follows:

Section 11.1   Non-Registration. He, she or it understands that the Class B Membership Units are not and will not be registered under the Securities Act of 1933 (the "Act") or any state securities law in reliance on exemptions from such registration, and that such reliance is based in part on the representations and warranties set forth in this Article XI. He, she or it understands that no federal or state agency has reviewed or made any recommendation or endorsement with respect to Company.

Section 11.2   Accredited Investor. He, she or it is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

Section 11.3   Information. He, she or it has received, carefully read and understood this Agreement and has been provided with the opportunity to discuss any of his or her questions about the Company with the Management Member, as well as access to all information about the Company and its proposed business that he, she or it has requested.

Section 11.4   Investment Intent; Limitations on Resale. He, she or it is acquiring Class B Membership Units solely for his, her or its own account, for investment and not with a view to, or for resale in connection with, any distribution. He, she or it understands that the Class B Membership Units shall be an illiquid investment and may not be sold, transferred or otherwise disposed of except to the limited extent permitted in Article IX hereof.

Section 11.5   Speculative Nature of Investment. He, she or it understands that his, her or its investment is speculative and is subject to certain risks and may remain so for an indefinite period.

Section 11.6   No Solicitation. At no time in connection with the offer or sale of the Class B Membership Units was he, she or it solicited by any leaflet, public promotional meeting, circular, newspaper or magazine article, radio or television advertisement or any other form of general advertising.

Section 11.7   Experience; Financial Ability. He, she or it (i) is experienced in evaluating companies such as the Company, (ii) has determined that the Class B Membership Units are a suitable investment for him, her or it and (iii) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the

Company. He, she or it has the financial ability to bear the economic risks of his, her or its entire investment for an indefinite period, would be able to sustain a complete loss of his, her or its investment, and he or she has no need for liquidity with respect to an investment in the Company. He, she or it has adequate means for providing for his, her or its current needs and personal contingencies.

Section 11.8   Valid Obligation. This Agreement has been duly executed and delivered by him, her or it and constitutes his, her or its legal, valid and binding obligation, enforceable in accordance with its terms.

Section 11.9   Reliance on Own Advisors. He, she or it confirms that, in making his, her or its decision to invest in the Company, he, she or it has relied, as to legal, tax and all other matters, on independent investigations made by him, her or it and his, her or its advisors, if any, and that he, she or it has investigated an investment in the Company to the full extent he, she or it has deemed advisable.

Section 11.10 Dependent on Key Personnel. He, she or it understands that: (i) the Company is dependent on its key personnel; (ii) the success of the Company will be highly dependent on its executive management, including the persons constituting the Management Member; (iii) the loss of one or more of these individuals and/or the inability to attract similar and additional personnel could have a material adverse effect on the performance of the Company; and (iv) neither the Company nor the Management Member does, at this time, maintain key person life insurance on any of its respective members or officers.

Section 11.11 Competition. He, she or it understands that the Company will likely face intense competition. He, she or it further understands that many of the Company's current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, and greater name recognition. Accordingly, he, she or it understands that there can be no assurance that the Company will be able to compete successfully and that the inability to so compete would have a material adverse effect on the Company's business, results of operations and financial condition.

Section 11.12 Compensation and Benefits to Management Member Constituents. He, she or it understands that in connection with its management of the Company, the Management Member may, at its discretion, elect to provide for salary or other compensation, health insurance or other benefits plans to any or all of its directors, officers, employees, independent contractors, agents and/or representatives (including, without limitation, constituents of the Management Member), on those terms and conditions determined by the Management Member. He, she or it further understands that it is possible that the payment of such compensation or provision of such benefits plans may require the expenditure of funds or continued operation of the Company's finances in a manner that benefits constituents of the Management Member at a time when the interests of the Members might suggest that such funds not be expended.

ARTICLE XII
GENERAL PROVISIONS

Section 12.1   Amendments.

(a)   Amendments. Except as permitted by Section 12.1(b) below, fifty percent (50%) of the Class A Members and 50% of the Class B Members, in each case voting separately as a class, must consent to any amendment of this Agreement.

(b)   Amendments Without Consent. Amendments of this Agreement may be made from time to time by the Management Member without the consent of the Members, (a) to cure any ambiguity, or to correct or supplement any provision hereof which may be inconsistent with any other provision hereof, (b) to reflect a change in the name of the Company or the location of the principal place of business or registered office of the Company, (c) to effect a change that the Management Member in its sole discretion determines to be necessary or desirable to qualify or continue the qualification of the Company as a limited liability company or an entity in which Members have limited liability under the laws of any state or to ensure that the Company will not be treated as an association taxable as a corporation for federal income tax purposes, (d) to effect a change that is necessary or desirable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute, as now or subsequently in effect, compliance with any of which the Management Member deems to be for the benefit of the Company and the Members, (e) to reflect any update with respect to the address information set forth on Schedule B, and (f) to reflect the admission, substitution or withdrawal of any Member in accordance with the provisions of this Agreement (including by updating Schedule A); provided, however, that no amendment shall be adopted pursuant to clauses (a) through (c) of this Section 12.1(b) unless the adoption thereof, in the reasonable opinion of the Management Member is for the benefit of or not adverse to the interest of the Members, including, without limitation not adversely affecting the limited liability of the Members or the status of the Company as a partnership for federal income tax purposes. The Management Member shall promptly notify each Member of any amendment adopted pursuant to this Section 12.1(b), which notice shall include a copy of each amendment.

(c)   Execution of Amendments. If this Agreement is amended:

(i)   as a result of a transfer pursuant to Article IX or the admittance of a new Member, the amendment to this Agreement shall be executed by (x) the Company, (y) the Permitted Transferee or Person to be admitted (as applicable) and (z) the Disposing Member, if any;

(ii)   to reflect any other change permitted pursuant to Section 12.1(b), the amendment to this Agreement shall be executed by the Company;

(iii)   for any other reason, the amendment to this Agreement shall be executed by the Company and all of the Members, subject to the power of attorney granted in Section 12.2 hereof.

Section 12.2   Notices. Any notice, demand or other communication required or permitted to be given pursuant to this Agreement shall have been sufficiently given for all purposes, if (a) delivered personally to the Member to whom such notice, demand or other communication is directed with written receipt therefore, or (b) sent by mail, addressed to the Member or the Company at their address set forth in this Agreement. Except as otherwise provided in this Agreement, any such notice shall be deemed to be given upon personal delivery or when deposited in a regularly maintained receptacle for the deposit of United States mail, postage prepaid, addressed as set forth in this Section.

Section 12.3   Entire Understanding. This Agreement contains the entire agreement among the Members with respect to the subject matter herein, and supersedes all prior written agreements (including the Original Agreement), each course of conduct previously pursued or acquiesced in, and each oral agreement and representation previously made by the Members with respect thereto, whether or not relied or acted upon. No course of conduct subsequently pursued or acquiesced in, and no oral agreement or representation subsequently made, by the Members, whether or not relied or acted upon, and no usage of trade, whether or not relied or acted upon, shall amend this Agreement or impair or otherwise affect any Member's obligations pursuant to this Agreement or any rights and remedies of a Member pursuant to this Agreement.

Section 12.4   Construction. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

Section 12.5   Headings. The headings in this Agreement are for convenience only and shall not be used to interpret or construe any provision of this Agreement.

Section 12.6   Severability. In the event that any term or provision of this Agreement is deemed to be defective or inoperative, only such portion of the Agreement shall be affected and all the remaining provisions hereof shall be unimpaired and shall continue in full force and effect.

Section 12.7   Waiver. The waiver by any party of a breach by the others of any of the terms of this Agreement shall not operate or be construed as a waiver of any other terms hereof or of any subsequent breach by such other party.

Section 12.8   Disputes. Delaware law shall govern all issues and questions concerning the relative rights and obligations of the Company and its Members. All other issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any other jurisdiction other than the State of Delaware. The parties hereby irrevocably consent to (i) the jurisdiction of the courts of the State of New York, subject to venue requirements, and (ii) service of process upon each of the parties hereto by the method prescribed for the giving of notice pursuant to Section 12.2 above.

Section 12.9   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall, when executed, be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

Section 12.10 <u>Execution</u>. Execution of this Agreement may be by original signature of the party to be bound, or by facsimile transmission of the original signature of the party to be bound.

Section 12.11 <u>Binding; Assignment</u>. This Agreement shall be binding upon and inure to the benefit of all Members, and each of the successors and assignees of the Members, except that, unless otherwise provided for in this Agreement, no right or obligation of a Member under this Agreement may be assigned by such Member to another Person without the written consent of the Management Member.

Section 12.12 <u>Power of Attorney</u>. Each of the Members does hereby make, constitute and appoint the Management Member as its true and lawful attorney in fact, and in its name, place and stead to make, execute, sign, acknowledge and file (i) all information required by the laws of the State of Delaware to effectuate the purposes of this Agreement; (ii) any and all amendments to this Agreement; provided the consent of such Member is not required or the consent required hereunder has been obtained in accordance with <u>Section 12.1</u> hereof; and (iii) all papers which may be required to effectuate the termination and dissolution of the Company. This power of attorney shall be deemed coupled with an interest, shall be irrevocable and shall survive the death, incapacity or dissolution of such Member.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as of the Effective Date.

SWOON CITY MUSIC LLC

By: **SWOON CITY COUNCIL LLC, Management Member and Class A Member**

By: _____

    Name: _____

    Title: _____

_____

[CLASS A MEMBER SIGNATURE PAGE TO OPERATING AGREEMENT]

IN WITNESS WHEREOF, the undersigned Class B Member has executed this Agreement as of the Effective Date.

Capital Contribution of such Class B Member, which amount shall be set forth opposite the name of such Class B Member on <u>Schedule A</u> hereto: U.S.$ _____

<u>Natural Persons Sign As Follows:</u>

Class B Member Name (print name below)   *Class B Member Signature (sign below)*

_____   _____

<u>Parties Who Are Not Natural Persons Sign As Follows:</u>

Please complete the paragraph below as directed.

The undersigned, _____ [*PRINT AUTHORIZED SIGNATORY'S NAME*], being the duly appointed, qualified and acting _____ [*PRINT AUTHORIZED SIGNATORY'S TITLE*] of _____ [*PRINT NAME OF CLASS B MEMBER*], a/an _____ [*PRINT CLASS B MEMBER'S JURISDICTION OF FORMATION OR ORGANIZATION*] _____ [*PRINT CLASS B MEMBER'S ORGANIZATIONAL FORM*], has, in his or her (as applicable) capacity as such, executed this Agreement on behalf of such Class B Member.

Please print Member's name on the line below, sign in the name of the Authorized Signatory below and then print the Authorized Signatory's name and title on the following corresponding lines.

CLASS B MEMBER'S NAME   _____

By: _____

     Authorized
     Signatory Name: _____
     Authorized
     Signatory Title: _____

Schedule A
Operating Agreement

Member Name, Membership Units & Capital Contributions
(as of March 24, 2016)

NAME	UNITS	CAPITAL CONTRIBUTION
Class A Members	*Class A Membership Units*	
Swoon City Music LLC		$ 0
		$ 0
Class A Member Total:	90	$ 0
Class B Members	*Class B Membership Units*	
Member A	2	$110,000.00
Member B	1	$50,000
		$
		$
		$
		$
		$
		$
		$
		$
		$
Class B Member Total:	10	**$[_110,000.00_____]**
Total	100	$[_____]

Schedule B
To Operating Agreement

Member Information

Member	Address	City	State	Zip	Email
Swoon City Council LLC	502 Smith Street	Brooklyn	NY	11231	nedsedlak@gmail.com; maureen.lloren@gmail.com

**AMENDMENT TO OPERATING AGREEMENT & WAIVER FOR
SWOON CITY MUSIC LLC**

May 15, 2018

Reference is hereby made to that certain First Amended and Restated Operating Agreement for Swoon City Music LLC (the "Agreement") dated as of March 24, 2016.

Recitals

  A. In accordance with Section 12.1 of the Agreement, fifty percent (50%) of the Class A Members and 50% of the Class B Members desire to amend the Agreement in accordance with the terms hereof. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

Amendment and Agreement

1. Amendment. The Agreement shall be amended as set forth in this Section.

  A. Recital 2: This provision is hereby deleted and replaced with the following:

"WHEREAS, as of the Effective Date, the Company has authorized a total 4,895,000 Class A Membership Units, with a price per unit of One Dollar ($1) each, and a total of 605,000 Class B Membership Units, with a price per unit of One Dollar ($1) each;

WHEREAS, as of the Effective Date, the Company has commenced an offering of up to 107,000 Class B Membership Units (the "Offering");"

  B. The following language shall be inserted as a new Section 9.7:

"9.7. Each Class B Member, the Class A Member, the Management Member and the Company hereby perpetually waive the provisions of this Article with respect to all Class B Membership Units issued by the Company through the NetCapital Funding Portal."

  2. Waiver. Each Class B Member hereby perpetually waives its right under Section 2.7 of the Agreement with respect to the issuance of Class B Membership Units through the NetCapital Funding Portal.

  3. No Other Amendments. Except to the extent amended herein, the Agreement has not been amended, restated or modified in any way and shall remain in full force and effect in accordance with the terms thereof.

1

4. **Authorization.** The authorization of 4,895,000 Class A Membership Units, with a price per unit of One Dollar ($1) each, and a total of 605,000 Class B Membership Units, with a price per unit of One Dollar ($1) each, is hereby approved, adopted and ratified.

5. **Governing Law.** This amendment will be governed by the laws of the State of Delaware without regard to conflict of laws principles thereof. Each party hereto irrevocably consents to jurisdiction and venue as set forth in the Agreement.

IN WITNESS WHEREOF, each of the undersigned have caused this Amendment to the Agreement to be duly executed as of the date set forth above.

SWOON CITY MUSIC LLC

By: SWOON CITY COUNCIL LLC, Management Member and Class A Member

By:

Name: Maureen Horn

Title: CEO

Management Member and Class A Member:

SWOON CITY COUNCIL LLC, Management Member and Class A Member

By:

Name: NED SEDLAK

Title: COO

Class B Members:





2

Swoon City Music LLC
502 Smith Street, Brooklyn
New York, 11231

NetCapital Funding Portal Inc.
16192 Coastal Highway
Lewes, DE, 19958

To whom it may concern,

By this letter, Swoon City Music LLC. (the "Company") hereby grants to NetCapital Funding Portal Inc. ("NetCapital") and any investor (the "Investor") that participates in purchasing Class B Membership Units on a NetCapital trading platform, a perpetual waiver from the representations and warranties of Class B Members, in Article XI of the Company's Operating Agreement. In lieu of these representatives and warranties, the Company accepts the representations and warranties made by an Investor that completes a purchase on a NetCapital trading platform.

Sincerely,



Mauren Lloren, CEO
Maureen Lloren